Interim Condensed Consolidated Financial Statements of
ABSOLUTE SOFTWARE CORPORATION
As at and for the three months ended September 30, 2022
(Unaudited)

ABSOLUTE SOFTWARE CORPORATION Condensed Consolidated Statements of Financial Position (Unaudited) (Expressed in thousands of United States dollars, except number of shares)

	September 30, 2022	June 30, 2022
Assets
Current assets:
Cash and cash equivalents (note 13)	$67,249	$63,669
Short-term investments	360	360
Trade and other receivables (note 3)	36,593	52,722
Income tax receivable	1,428	1,029
Prepaid expenses and other	9,195	9,086
Contract acquisition assets – current (note 4)	9,646	9,518
	124,471	136,384
Property and equipment	5,166	5,195
Right-of-use assets (note 5)	8,923	9,456
Deferred income tax assets (note 12)	45,307	39,428
Contract acquisition assets (note 4)	6,570	6,213
Intangible assets (note 6)	113,096	117,537
Goodwill	240,755	240,755
Other assets	650	650
	$544,938	$555,618

Liabilities
Current liabilities:
Trade and other payables (note 7)	$36,502	$32,544
Derivative liabilities (note 14(b))	1,822	83
Income tax payable	1,949	2,143
Lease liabilities – current (note 8)	4,147	4,069
Long-term debt – current (note 9)	1,614	1,632
Deferred revenue – current (note 11(b))	131,396	133,852
	177,430	174,323
Lease liabilities (note 8)	6,234	7,210
Long-term debt (note 9)	263,837	264,230
Deferred revenue (note 11(b))	72,672	76,619
Deferred income tax liability (note 12)	29,104	30,037
	549,277	552,419
Shareholders’ (Deficiency) Equity
Share capital (note 10)	171,628	160,951
Equity reserve	46,920	51,333
Treasury shares	(264)	(264)
Accumulated other comprehensive loss	(1,359)	(207)
Deficit	(221,264)	(208,614)
	(4,339)	3,199
	$544,938	$555,618

Subsequent events (note 17)
See accompanying notes to the Interim Condensed Consolidated Financial Statements.

Approved on behalf of the Board on November 8, 2022:

(signed) “Daniel P. Ryan”	(signed) “Lynn Atchison”
Daniel P. Ryan, Director	Lynn Atchison, Director

ABSOLUTE SOFTWARE CORPORATION
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

	Three months ended September 30,
	2022	2021
Revenue (note 11)	$53,564	$43,749
Cost of revenue	10,292	8,515
Gross margin	43,272	35,234

Operating expenses
Sales and marketing	22,809	20,563
Research and development	13,644	10,273
General and administration	12,710	9,252
	49,163	40,088

Operating loss	(5,891)	(4,854)

Other (expense) income
Interest income	248	1
Interest expense	(6,194)	(5,146)
Foreign exchange (loss) gain	(57)	14
	(6,003)	(5,131)

Net loss before income taxes	(11,894)	(9,985)

Income tax recovery (note 12)	2,408	2,417
Net loss	$(9,486)	$(7,568)

Items that may be reclassified subsequently to profit or loss:
Unrealized loss on derivatives, net of tax	(1,152)	(355)
Foreign currency translation	—	(51)
Total comprehensive loss	$(10,638)	$(7,974)

Basic net loss per common share (note 10(h))	$(0.18)	$(0.15)
Diluted net loss per common share (note 10(h))	$(0.18)	$(0.15)

Weighted average number of common shares outstanding
Basic	51,420,514	49,672,518
Diluted	51,420,514	49,672,518
See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION Condensed Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity (Unaudited) (Expressed in thousands of United States dollars, except number of shares)

	Share Capital
	Number of Common shares	Amount	Equity reserve	Treasury shares	Accumulated Other Comprehensive (Loss) Income	Deficit	Total
Balance, June 30, 2021	49,573,829	$151,521	$46,489	$(264)	$188	$(171,492)	$26,442
Shares issued on stock option exercise	21,050	143	(21)	—	—	—	122
Shares issued under Employee Stock Ownership Plan ("ESOP")	42,164	438	—	—	—	—	438
Shares issued under Performance and Restricted Share Unit plan ("PRSU")	183,528	1,496	(1,686)	—	—	—	(190)
Share-based compensation	—	—	3,937	—	—	—	3,937
Cash dividends	—	—	—	—	—	(3,150)	(3,150)
Unrealized loss on derivatives, net	—	—	—	—	(355)	—	(355)
Tax deduction on share issuance costs	—	(68)	—	—	—	—	(68)
Tax deduction on share based compensation	—	—	(2,014)	—	—	—	(2,014)
Foreign currency translation	—	—	—	—	(51)	—	(51)
Net loss	—	—	—	—	—	(7,568)	(7,568)
Balance, September 30, 2021	49,820,571	$153,530	$46,705	$(264)	$(218)	$(182,210)	$17,543
Shares issued on stock option exercise	232,652	1,429	(177)	—	—	—	1,252
Shares issued under ESOP	52,533	415	—	—	—	—	415
Shares issued under PRSU	1,006,013	5,945	(8,992)	—	—	—	(3,047)
Share-based compensation	—	—	13,618	—	—	—	13,618
Cash dividends	—	—	—	—	—	(9,487)	(9,487)
Unrealized gain on derivatives, net	—	—	—	—	144	—	144
Tax deduction on share issuance costs	—	(368)	—	—	—	—	(368)
Tax deduction on share based compensation	—	—	179	—	—	—	179
Foreign currency translation	—	—	—	—	(133)	—	(133)
Net loss	—	—	—	—	—	(16,917)	(16,917)
Balance, June 30, 2022	51,111,769	$160,951	$51,333	$(264)	$(207)	$(208,614)	$3,199
Shares issued under PRSU and Omnibus Equity Incentive Plan	1,134,707	10,749	(12,696)	—	—	—	(1,947)
Share-based compensation	—	—	7,808	—	—	—	7,808
Cash dividends	—	—	—	—	—	(3,164)	(3,164)
Unrealized loss on derivatives, net	—	—	—	—	(1,152)	—	(1,152)
Tax deduction on share issuance costs	—	(72)	—	—	—	—	(72)
Tax deduction on share based compensation	—	—	475	—	—	—	475
Net loss	—	—	—	—	—	(9,486)	(9,486)
Balance, September 30, 2022	52,246,476	$171,628	$46,920	$(264)	$(1,359)	$(221,264)	$(4,339)

See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION Condensed Consolidated Statements of Cash Flows (Unaudited) (Expressed in thousands of United States dollars)

	Three months ended September 30,
	2022	2021
Cash from (used in):
Operating activities:
Net loss	$(9,486)	$(7,568)
Items not involving cash:
Depreciation of property and equipment	757	877
Amortization of right-of-use assets (note 5)	959	954
Amortization of intangible assets (note 6)	4,441	4,591
Amortization of contract acquisition assets (note 4)	2,911	3,507
Share-based compensation (note 10(f))	9,316	3,296
Current and deferred income taxes	(5,937)	(3,259)
Interest expense	6,032	5,081
Unrealized foreign exchange gain	(182)	(91)
Changes in non-cash operating working capital:
Trade and other receivables	16,129	2,391
Income tax receivable	(399)	(337)
Prepaid expenses and other	(109)	(931)
Contract acquisition assets	(3,396)	(4,183)
Trade and other payables	739	(8,454)
Income tax payable	(194)	74
Deferred revenue	(6,402)	3,415
Cash from (used in) operating activities	15,179	(637)

Investing activities:
Purchase of property and equipment	(811)	(198)
Acquisition of NetMotion	—	(341,699)
Cash used in investing activities	(811)	(341,897)

Financing activities:
Dividends paid (note 10(g))	(3,164)	(3,150)
Proceeds from exercise of stock options and ESOP (note 10)	—	122
Tax remittances on share based compensation	(37)	(190)
Payment of lease liabilities (note 8)	(1,066)	(963)
Proceeds from long-term debt (note 9)	—	269,500
Transaction costs on long-term debt (note 9)	—	(1,957)
Principal repayment of long-term debt (note 9)	(688)	(688)
Interest payment on long-term debt (note 9)	(5,740)	(4,692)
Cash (used in) from financing activities	(10,695)	257,982

Foreign exchange effect on cash	(93)	(105)
Increase (decrease) in cash and cash equivalents	3,580	(84,657)
Cash and cash equivalents, beginning of period	63,669	140,166
Cash and cash equivalents, end of period	$67,249	$55,509

Supplemental cash flow information (note 13)

See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.    NATURE OF OPERATIONS
Absolute Software Corporation (the “Company”) was incorporated under the predecessor statue of the British Columbia Business Corporations Act on November 24, 1993. The Company’s principal business activity is the development, marketing, and provision of software services that support the management and security of computing devices, applications, data, and networks for a variety of organizations in various global territories.

2.    SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of presentation
These unaudited interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The accounting policies, critical judgments and estimates applied by the Company in these unaudited interim condensed consolidated financial statements are consistent with those applied in the audited consolidated financial statements for the fiscal year ended June 30, 2022.
These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended June 30, 2022. Interim results are not necessarily indicative of the results expected for the fiscal year.

(b)Adoption of Accounting Standards

Recent accounting pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-current
On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements. The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.
Other pronouncements issued but not yet effective
Certain other pronouncements have been issued by the IASB that are issued but not yet effective. There are currently no such pronouncements that are expected to have a significant impact on the Company's consolidated financial statements upon adoption.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.    TRADE AND OTHER RECEIVABLES

	September 30, 2022	June 30, 2022
Trade receivables	$35,238	$50,851
Other receivables	1,719	2,235
Allowance for doubtful accounts	(364)	(364)
	$36,593	$52,722
As at September 30, 2022, 4% of the Company’s accounts receivable balance is over 90 days past due (June 30, 2022 – 8%). As at September 30, 2022, 27%, 14%, and 9% (June 30, 2022 – 29%, 19%, and 13%) of the receivable balances are owing from three PC OEM and other reseller partners.

4.    CONTRACT ACQUISITION ASSETS
The following table provides a reconciliation of contract acquisition assets for the three months ended September 30, 2022:

Balance – June 30, 2022	$15,731
Contract acquisition costs incurred	3,396
Amortization	(2,911)
Balance – September 30, 2022	16,216
Less: current portion	(9,646)
$6,570

5.    RIGHT OF USE ASSETS
The Company enters into leases for office space and data centers in Canada, the United States, Vietnam and the United Kingdom. These leases have remaining lease terms of 3 months to 4 years.
The following table provides a reconciliation of right-of-use assets for the three months ended September 30, 2022:

Balance – June 30, 2022	$9,456
Additions	426
Amortization	(959)
Balance – September 30, 2022	$8,923

6.    INTANGIBLE ASSETS

	Developed technology	Customer contracts and relationships	Total
Cost	$63,500	$71,800	$135,300
Accumulated amortization	(13,229)	(8,975)	(22,204)
Net carrying amount – September 30, 2022	$50,271	$62,825	$113,096

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

6.    INTANGIBLE ASSETS (Continued)

	Developed technology	Customer contracts and relationships	Total
Balance – June 30, 2022	$52,917	$64,620	$117,537
Amortization	(2,646)	(1,795)	(4,441)
Balance – September 30, 2022	$50,271	$62,825	$113,096

Amortization of developed technology is included within cost of revenue and amortization of customer contracts and relationships are included within sales and marketing expense in the Consolidated Statements of Operations and Comprehensive Loss.

7.    TRADE AND OTHER PAYABLES

	September 30, 2022	June 30, 2022
Payroll and employee benefits	$13,890	$10,005
Trade payables	733	1,852
Deferred share units	5,318	3,810
Customer deposits	9,717	9,850
Accrued liabilities	6,297	6,397
Accrued warranty	41	32
Sales taxes payable	506	598
	$36,502	$32,544

8.    LEASE LIABILITIES
The following table provides a reconciliation of lease liabilities for the three months ended September 30, 2022:

Balance – June 30, 2022	$11,279
Additions	426
Lease payments	(1,066)
Interest	14
Unrealized foreign exchange gain	(272)
Balance – September 30, 2022	10,381
Less: current portion	(4,147)
$6,234

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

8.    LEASE LIABILITIES (Continued)

The Company’s maturities of undiscounted lease liabilities, for the years ended June 30, are as follows as at September 30, 2022:

2023	$3,312
2024	4,247
2025	2,479
2026	835
2027	91
$10,964

9.    LONG-TERM DEBT

	September 30, 2022	June 30, 2022
Term Loan Facility	$271,563	$272,250
Less: Unamortized debt discount and transaction costs	(6,112)	(6,388)
Long-term debt	265,451	265,862
Less: current portion	(1,614)	(1,632)
	$263,837	$264,230
During the three months ended September 30, 2022, the Company made a principal repayment of $687,500.
As of September 30, 2022, undiscounted minimum principal repayments for the years ended June 30, are as follows:

2023	$2,063
2024	2,750
2025	2,750
2026	2,750
2027	2,750
Thereafter	258,500
$271,563
As at September 30, 2022, the Company was in compliance with the financial and operating covenants under the Term Loan Facility.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE
(a)    Authorized
100,000,000 common shares, no par value
(b)    Issued and outstanding
During the three months ended September 30, 2022, the Company issued 1,134,707 common shares pursuant to the Performance and Restricted Share Unit Plan (the “PRSU Plan”) and the Omnibus Equity Incentive Plan (note 10(c)).
During the three months ended September 30, 2021, the Company issued 21,050 common shares on exercise of employee stock options (note 10(c)), 183,528 common shares pursuant to the PRSU Plan (note 10(c)) and 42,164 common shares pursuant to the ESOP. Aggregate proceeds from the exercise of employee stock options was $122,000, and from the ESOP was $438,000.
(c)    Stock Options, PSUs, and RSUs
The Company’s share-based compensation plans include the 2000 Share Option Plan (the “Option Plan”), the PRSU Plan and the Omnibus Equity Incentive Plan (adopted on December 14, 2021, replacing the Option Plan and PRSU Plan).
2000 Share Option Plan
In 2001, the Board of Directors of the Company (the “Board of Directors”) adopted the Option Plan (as amended in 2007, 2009, 2015 and 2018). On December 14, 2021, the Option Plan was replaced by the Omnibus Equity Incentive Plan. As of December 14, 2021, no new awards can be granted under the Option Plan. Awards granted prior to December 14, 2021 remain outstanding in accordance with their original terms and conditions.
Terms and conditions of options granted under the Option Plan are determined solely by the Board of Directors. Under the Option Plan, the exercise price of each option equals the last closing market price of the Company’s common shares before the grant date. The term of option grants may not exceed 7 years from the date of grant of the option. Options are generally granted with a four year vesting period (25% vesting on each anniversary date).

PRSU Plan
In 2015, the Company’s shareholders approved the PRSU Plan (as amended in 2018), which provides for grants of Performance Share Units (“PSUs”) and Restricted Share Units (“RSUs”). On December 14, 2021, the PRSU Plan was replaced by the Omnibus Equity Incentive Plan. As of December 14, 2021, no new awards can be granted under the PRSU Plan. Awards granted prior to December 14, 2021 remain outstanding in accordance with their original terms and conditions.
During the three months ended September 30, 2022, the vesting terms of outstanding RSUs under the PRSU Plan were modified to vest on a quarterly basis over three years. Prior to the modification, RSUs typically vested over a three year period, with 1/3 vesting on each grant anniversary date. Additional share-based compensation expense of $2,235,000 was recognized during the three months ended September 30, 2022, as a result of the modification of vesting terms.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)
PSUs issued under the PRSU Plan typically vest after a three-year period (100% cliff vesting on the third anniversary date). The number of PSUs that ultimately vest is based on an Adjustment Factor, as determined by the Board of Directors at the date of grant, and can range from 0% to 200% of the number of units initially granted.
Omnibus Equity Incentive Plan
On December 14, 2021, the Company’s shareholders approved the Omnibus Equity Incentive Plan, which provides for grants of stock options, RSUs, and PSUs to the Company’s officers, directors, employees and other specified service providers.
Under the Omnibus Equity Incentive Plan, the maximum number of common shares reserved for issuance is limited to 8.8% of the aggregate number of issued and outstanding common shares, less the common shares reserved for issuance under the PRSU Plan, the Option Plan, the ESOP and any other of the Company’s equity compensation arrangements. At September 30, 2022, the maximum number of common shares reserved for issuance under the Omnibus Equity Incentive Plan was 282,008.
Terms and conditions of options, PSUs, and RSUs granted are determined by the Board of Directors in accordance with the Omnibus Equity Incentive Plan terms. PSUs typically vest after a three-year period (100% cliff vesting on the third anniversary date) and RSUs typically vest on a quarterly basis over three years. Prior to July 1, 2022, RSUs vested over a three year period, with 1/3 vesting on each grant anniversary date.
During the three months ended September 30, 2022, the vesting terms of outstanding RSUs under the Omnibus Equity Incentive Plan were modified to vest on a quarterly basis over three years. Additional share-based compensation expense of $524,000 was recognized during the three months ended September 30, 2022, as a result of the modification of vesting terms.
The number of PSUs that ultimately vest is based on an Adjustment Factor, as determined by the Board of Directors at the date of grant, and can range from 0% to 200% of the number of units initially granted.
Stock Options
The following table summarizes activity under the Option Plan for the three months ended September 30, 2022 and 2021:

	Three months ended September 30,
	2022		2021
	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (CAD)
Outstanding, beginning of period	404,005	$8.82	682,277	$7.84
Exercised	—	—	(21,050)	7.29
Outstanding, end of period	404,005	$8.82	661,227	$7.86
At September 30, 2022, 307,755 (2021 – 467,227) stock options were vested and exercisable. For the three months ended September 30, 2022, there was no stock option activity under the Omnibus Equity Incentive Plan.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)
Performance Share Units
The following table summarizes PSU activity under the PRSU Plan and Omnibus Equity Incentive Plan for the three months ended September 30, 2022 and 2021:

	Three months ended September 30,
	2022	2021
Outstanding, beginning of period	759,620	813,935
Granted	370,947	361,669
Released	(97,974)	(61,077)
Forfeited	—	(60,210)
Added by performance factor	47,774	85,661
Outstanding, end of period	1,080,367	1,139,978
At September 30, 2022, 98,808 (2021 – 170,730) of the outstanding PSUs had vested. The weighted average grant date fair value of PSUs granted during the three months ended September 30, 2022 was $10.69 (2021 – $11.54). PSUs outstanding under the PRSU Plan as at September 30, 2022 have a weighted average term to expiry of 1.5 years (2021 – 3.4 years). PSUs outstanding under the Omnibus Equity Incentive Plan do not have expiry dates and are released by the Company upon vesting.
During the three months ended September 30, 2022, the Adjustment Factor related to the PSUs granted was related to the achievement of Company-specific performance targets. The fair value of PSUs with market-based performance conditions are estimated on the grant date using a Monte Carlo simulation model, taking into account the fair value of the Company’s common shares on the date of grant, potential future dividends accruing to the PSU holder’s benefit, and encompassing a wide range of possible future Company performance conditions. The fair value of PSUs with non-market performance conditions is determined based on the fair value of the Company’s common shares on the date of grant and potential future dividends accruing to the PSU holder’s benefit.

Restricted Share Units
The following table summarizes RSU activity under the PRSU Plan and Omnibus Equity Incentive Plan for the three months ended September 30, 2022 and 2021:

	Three months ended September 30,
	2022	2021
Outstanding, beginning of period	2,570,184	1,738,889
Granted	1,588,439	1,815,826
Released	(1,208,743)	(140,505)
Forfeited	(118,572)	(55,022)
Outstanding, end of period	2,831,308	3,359,188
At September 30, 2022, none (2021 – 463,593) of the outstanding RSUs had vested. The weighted average grant date fair value of RSUs granted during the three months ended September 30, 2022 was $10.82 (2021 – $11.54). RSUs outstanding under the PRSU Plan as at September 30, 2022 have a weighted average term to expiry of 1.6 years (2021 – 1.6 years). RSUs outstanding under the Omnibus Equity Incentive Plan do not have expiry dates and are released by the Company upon vesting
The fair value of the RSUs granted was estimated on the grant date using the fair value of the Company’s common shares on the date of grant and potential future dividends accruing to the RSU holder’s benefit.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)
(d)    Deferred Share Unit Plan
The Company’s share-based compensation plans also include a Deferred Share Unit (“DSU”) Plan. The DSU Plan is a cash-settled share based compensation plan. The DSU Plan was adopted in 2016. Terms and conditions of DSUs granted are determined by the Board of Directors.
Under the DSU Plan, DSUs are issued to non-employee Directors and generally vest over a one year period (25% per three months). After a Director leaves the Board, their DSUs will be redeemed for cash during a prescribed period at a value equal to the market price of the Common Shares at the date of redemption.
The following table summarizes activity under the DSU Plan for three months ended September 30, 2022 and 2021:

	Three months ended September 30,
	2022	2021
Outstanding, beginning of period	457,444	324,010
Granted	2,426	53,413
Outstanding, end of period	459,870	377,423
The weighted average grant date fair value of DSUs granted during the three months ended September 30, 2022 was $12.06 (2021 – $11.55). At September 30, 2022, 441,766 (2021 – 364,516) of the outstanding DSUs had vested. At September 30, 2022 fair value of liabilities arising from the DSU Plan was $5,318,000 (June 30, 2022 – $3,810,000). The amount is included within trade and other payables.
(e)    Employee Share Purchase Plan
On February 1, 2022, the Board of Directors approved the Employee Share Purchase Plan (the “ESPP”). The terms of the ESPP allow employees to contribute up to an annual maximum of $15,000, to purchase the common shares of the Company, at the end of a specified offering period. The Company matches approximately 33% of the employee’s contribution, up to an annual maximum of $5,000. At the end of each offering period, the aggregate employee and Company contributions are used to purchase common shares on the open market. During the three months ended September 30, 2022, 56,376 common shares were purchased under the ESPP.
(f)    Share-based compensation expense
The Company’s share-based compensation expense for the three months ended September 30, 2022 and 2021 was comprised as follows:

	Three months ended September 30,
	2022	2021
Stock Option	$9	$19
PSU	790	865
RSU	6,909	3,015
DSU	1,508	(641)
ESOP	100	38
	$9,316	$3,296

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)
The Company’s share-based compensation expense was attributable to the following areas for the three months ended September 30, 2022 and 2021:

	Three months ended September 30,
	2022	2021
Cost of revenue	$1,023	$573
Sales and marketing	2,390	1,403
Research and development	2,662	941
General and administration	3,241	379
	$9,316	$3,296

(g)    Dividends
During the three months ended September 30, 2022, the Company declared a quarterly dividend of CAD$0.08 per share on its common shares, amounting to $3,164,000. The dividends were paid in cash to shareholders of record at the close of business on August 26, 2022.
(h)    Net loss per share
Basic and diluted net loss per share is calculated as follows:

	Three months ended September 30,
	2022	2021
Net loss attributable to common shareholders	$(9,486)	$(7,568)

Basic weighted average number of common shares outstanding	51,420,514	49,672,518
Diluted weighted average number of common shares outstanding(1)	51,420,514	49,672,518

Basic net loss per common share	$(0.18)	$(0.15)
Diluted net loss per common share(1)	$(0.18)	$(0.15)
(1)Diluted weighted average number of common shares outstanding for the three months ended September 30, 2022 excludes 135,713 (2021 – 337,796) stock options, 1,080,367 (2021 – 1,139,978) PSUs, and 1,127,379 (2021 – 1,732,989) RSUs as their effects are antidilutive.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

11.    REVENUE
(a)    Disaggregated revenue
The table below provides a disaggregation of our overall revenues for the three months ended September 30, 2022 and 2021:

	Three months ended September 30,
	2022	2021
Cloud and subscription services(1)	$50,984	$41,377
Managed professional services	934	1,006
	51,918	42,383
Software license(2)	74	176
Professional services	389	417
Other	1,183	773
	$53,564	$43,749
(1)Cloud and subscription services include revenue derived from cloud services, term-based subscription licenses, and maintenance services.
(2)Software license includes revenue derived from on-premises perpetual software licenses.

(b)    Deferred revenue
The following table provides a reconciliation of deferred revenue balances to invoiced billings and revenue for the three months ended September 30, 2022:

Balance – June 30, 2022	$210,471
Billings	47,161
Revenue recognized	(53,564)
Balance – September 30, 2022	204,068
Less: current portion	(131,396)
$72,672
In the three months ended September 30, 2022, revenue recognized included $45,006,000 (2021 – $30,003,000) that was included in deferred revenue at the beginning of the period. The Company’s deferred revenue scheduled to be recognized in the years ended June 30, are as follows as at September 30, 2022:

2023	$112,178
2024	54,136
2025	25,494
2026	8,931
2027	2,963
Thereafter	366
$204,068

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

12.    INCOME TAXES
Income tax expense for the three months ended September 30, 2022 and 2021 differ from that calculated by applying statutory rates for the following reasons:

	Three months ended September 30,
	2022	2021
Loss before income taxes	$(11,894)	$(9,985)
Combined Federal and Provincial income tax rate	27.00%	27.00%
Expected tax recovery at statutory rate	3,211	2,696
Permanent differences	49	(345)
Foreign income tax effected at lower rates	(848)	43
Impact on deferred income tax assets of changes in foreign exchange rates	—	18
Income applied to previously unrecognized tax assets	—	5
Amounts over (under) provided for in prior years	4	—
Other	(8)	—
Income tax recovery	$2,408	$2,417
Comprised of:
Current income tax expense	$(2,846)	$(169)
Deferred income tax recovery	5,254	2,586
	$2,408	$2,417
At September 30, 2022, the Company had total deferred tax assets of $45,307,000 (June 30, 2022 – $39,428,000) primarily related to deferred revenue balances, current income tax receivable of $1,428,000 (June 30, 2022 – $1,029,000) primarily related to tax installments paid, and current income tax payable of $1,949,000 (June 30, 2022 – $2,143,000). At September 30, 2022, the Company had total deferred tax liability of $29,104,000 (June 30, 2022 – $30,037,000) primarily related to deferred tax liability assumed from the acquisition of NetMotion. In the three months ended September 30, 2022 and 2021, the Company’s current income tax payable is partially offset by estimated investment tax credit (“ITC”) receivable balances. The ITCs were credited against research and development expenses, as the credit is generated by certain eligible scientific research and development expenditures in Canada.
The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during the loss carryforward periods. Management considers the scheduled reversal of deferred tax assets and liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the deferred tax asset considered realizable could change materially in the near term based on future taxable income during the carryforward period.
The Company’s operations are conducted in a number of countries with complex tax legislation and regulations pertaining to the Company’s activities. Any reassessment of the Company’s tax filings by the tax authorities may result in material adjustments to net income or loss, tax assets and operating loss carryforward.

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

13.    SUPPLEMENTAL CASH FLOW INFORMATION

	September 30, 2022	June 30, 2022
Cash	$53,243	$49,761
Cash equivalents	14,006	13,908
	$67,249	$63,669

	Three months ended September 30,
	2022	2021
Cash paid for income taxes	$3,042	$372

Non-cash investing and financing activities
Accrued purchases of property and equipment, net	(85)	137
Right-of-use assets obtained in exchange for lease liabilities	426	—

14.    FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
(a)Fair value of financial instruments
The carrying value of cash and cash equivalents, accounts receivable, and trade and other payables approximate their fair values due to the short-term nature of these instruments. The carrying value of long-term debt approximates its fair value as the debt bears interest at a floating rate.
The fair value of derivative financial instruments are measured using Level 2 inputs, based on forward exchange rates.
(b)Derivative financial instruments
The fair values of derivative financial instruments outstanding are as follows:

	September 30, 2022	June 30, 2022
Derivative liabilities
Foreign currency forward contracts designated as cash flow hedges	$1,703	$78
Foreign currency forward contracts	119	5

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.    FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

Forward contracts designated as cash flow hedges
The Company enters into foreign exchange forward contracts to minimize its exposure to foreign exchange rate risks. As at September 30, 2022, the aggregate notional amount of foreign exchange forward contracts was $25,338,000 (June 30, 2022 – $33,819,000), of which notional amount of $23,742,000 (June 30, 2022 – $31,647,000) was designated as cash flow hedges. The maturity dates of these instruments range from October 2022 to June 2023. As at September 30, 2022, the net unrealized loss on forward contracts designated as cash flow hedges was $1,703,000 (2021 – $229,000). As at September 30, 2022, the Company estimates that 100% of net unrealized gains/losses on these forward contracts will be reclassified into income (loss) within the next twelve months.
During the three months ended September 30, 2022, $141,000 in hedging losses (2021 – $134,000 in hedging gains) was recognized in operating expenses. There was $nil reclassified from OCI into income relating to the ineffective portion.

15.    SEGMENTED INFORMATION
(a)Operating Segments
The Company and its subsidiaries operate primarily in one principal business, that being development, marketing, and support of management and data security solutions for endpoint computing devices.
(b)Entity wide disclosures
Geographic revenue information is based on the location of the customer invoiced. Long-lived assets include non-current contract acquisition assets, property and equipment, right-of-use assets, intangible assets, goodwill, and other non-current assets.

	Three months ended September 30,
	2022	2021
Revenue
United States	$41,834	$34,710
Rest of world	10,830	8,381
Canada	900	658
	$53,564	$43,749

	September 30, 2022	June 30, 2022
Non-current assets
Canada	$8,366	$8,759
United States and rest of world	366,794	371,047
	$375,160	$379,806

ABSOLUTE SOFTWARE CORPORATION Notes to the Condensed Consolidated Financial Statements (Unaudited) (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

16.    CONTINGENCIES
Due to the nature of the Company’s business, products, and patent portfolio, the Company is involved in assertions and claims as both the initiating party and, from time to time, as a respondent to such claims. The Company believes that any such claims currently existing are without merit and intends to vigorously defend any such assertions. At this time, there are no new legal matters which are believed to be material to the Company’s financial performance, liquidity, or financial condition.

17.    SUBSEQUENT EVENTS
(a)Quarterly dividend
On October 19, 2022, the Company declared a quarterly dividend of CAD$0.08 per share on its common shares, payable in cash on November 25, 2022 to shareholders of record at the close of business on November 17, 2022.
(b)Principal repayment on long-term debt
On November 4, 2022, the Company made a principal repayment of $5.0 million on its Term Loan Facility (note 9).